16001731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8-68596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OTC Link LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 Hudson Street, 2nd floor
(No. and street)

New York	**NY**	**10013**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Byers **212-220-2209**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Center	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

February 25, 2016

STATE OF NEW YORK
COUNTY OF NEW YORK

I, John W. Byers, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to OTC Link LLC, a wholly-owned subsidiary of OTC Markets Group Inc., (hereafter referred to as the "Company") as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company, nor any member, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

John W. Byers
Chief Financial Officer

Subscribed and sworn to before me this
25th day of February, 2016

NOTARY PUBLIC

RODOLFO ANDRES MANCILLA
Notary Public - State of New York
NO. 01MA6290521
Qualified in Kings County
My Commission Expires Feb 18, 2018

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
Statement of Financial Condition
As of December 31, 2015
(in thousands)

Assets		
Cash	$	6,332
Accounts receivable from subscribers, net of allowance for doubtful accounts of $12		1,466
Due from affiliates		67
Other assets		17
Total Assets	$	7,882
Liabilities and Member's Equity		
Accounts payable	$	186
Accrued expenses and other liabilities		732
Due to affiliates		942
Deferred revenue		446
Total Liabilities		2,306
Member's Equity		5,576
Total Liabilities and Member's Equity	$	7,882

See accompanying notes to financial statements

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
(SEC ID No. 8-68596)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

OTC Link ATS

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
404

February 25, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Required Reports for OTC Link LLC SEC ID No: 8-68596

Dear Sir or Madam;

As required, enclosed please find the following reports:

2 copies of our Financial Statements and Supplemental Schedules as of and for the year ended December 31, 2015, including our Report of Independent Registered Public Accounting Firm.

2 copies of our Statement of Financial Condition as of December 31, 2015, including our Report of Independent Registered Public Accounting Firm.

2 copies of our Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3, including our Report of Independent Registered Public Accounting Firm thereon.

Copies of these reports have also been provided via overnight carrier to the New York Regional Office and to FINRA in required electronic format.

Thank you and have a good day.

Sincerely,

John W. Byers

Chief Financial Officer

OTC Link LLC
304 Hudson Street, 2nd Floor
New York, NY 10013

E link@otcmarkets.com
T +1 800 547 8682
W otcmarkets.com